As filed with the Securities and Exchange Commission on August 2, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 6)

Commonwealth Telephone Enterprises, Inc.

(Name of Subject Company (issuer))

Commonwealth Telephone Enterprises, Inc.

(Names of Filing Persons – (issuer))

2003 3 1/4% Convertible Notes due 2023

(Title of Class of Securities)

203349AA3

203349AB1

(Cusip Numbers of Class of Securities)

Raymond B. Ostroski

Senior Vice President, General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive,

Dallas, Pennsylvania 18612-9774

(570) 631-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Luciana Fato	Andrew J. Pitts
Davis Polk & Wardwell	Cravath, Swaine & Moore LLP
450 Lexington Avenue	Worldwide Plaza
New York, New York 10017	825 Eighth Avenue
(212) 450-4000	New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation(a)	Amount of filing fee
$299,250,000	$35,222

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the book value of the Registrant’s 2003 3 1/4% Convertible Notes due 2023, reduced by an exchange fee of $2.50 for each $1,000 principal amount. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.
☒	Check box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,222	Filing Party:	Commonwealth Telephone Enterprises, Inc.
Form or Registration No.:	Form S-4 (333-124555)	Date Filed:	May 3, 2005, amended on May 18, 2005, June 2, 2005, June 13, 2005, June 22, 2005 and July 28, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the issuer Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on May 18, 2005, Amendment No. 2 to Schedule TO filed with the Commission on June 13, 2005, Amendment No. 3 to Schedule TO filed with the Commission on June 22, 2005, Amendment No. 4 to Schedule TO filed with the Commission on June 24, 2005, and Amendment No. 5 to Schedule TO filed with the Commission on July 21, 2005, by Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation (“CTE”), in connection with CTE’s offer to exchange $1,000 principal amount of CTE’s 2005 Series A 3 1/4% Convertible Notes due 2023 (the “New Notes”) and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted outstanding 2003 3 1/4% Convertible Notes due 2023 (the “Old Notes”) upon the terms and subject to the conditions contained in the prospectus dated June 24, 2005 and the prospectus supplement dated July 20, 2005 (together, the “Prospectus”) and the related letter of transmittal (the “Exchange Offer”), which are parts of CTE’s Registration Statement on Form S-4 (File No. 333-124555), filed with the Securities and Exchange Commission on May 3, 2005, as amended (the “Registration Statement”), and are incorporated herein by reference.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11 of this Schedule TO is hereby amended and supplemented by adding the following:

On August 2, 2005, CTE issued a press release announcing the final results of its Exchange Offer, which expired at midnight, New York City time, on Tuesday, July 26, 2005. A copy of the press release is filed as Exhibit (a)(5)(i) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.		Description
(a	)(5)(i)	Text of Press Release of Commonwealth Telephone Enterprises, Inc., dated August 2, 2005

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:	/s/ Raymond B. Ostroski
	Name:	Raymond B. Ostroski
	Title:	Senior Vice President, General Counsel and Secretary

Dated: August 2, 2005

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